                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                               _________________

                                    FORM 8-B

                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             THOUSAND TRAILS, INC.
--------------------------------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                 Delaware                                      75-2138671
------------------------------------------------      --------------------------
 (State or Other Jurisdiction of Incorporation)              (IRS Employer
                                                           Identification No.)


   2711 Lyndon B. Johnson Freeway, Suite 200
              Dallas, Texas                                     75234
------------------------------------------------      --------------------------
    (Address of Principal Executive Offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                  Name of Each Exchange on Which
        to be so Registered                  Each Class is to be Registered
       ---------------------                --------------------------------

              None
-------------------------------------    ---------------------------------------

-------------------------------------    ---------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  General Information.

        (a) The Registrant was incorporated under the laws of the State of Delaware on October 1, 1996.

        (b)  The Registrant's fiscal year ends on June 30.

Item 2.  Transaction of Succession.

        (a) At the time of succession, the common stock, par value $.01 per share, of USTrails Inc., the predecessor of the Registrant ("USTrails"), was registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "USTrails Common Stock").

        (b) On November 20, 1996, USTrails was merged with and into the Registrant, with the Registrant as the surviving entity (the "Merger"). Shares of the Registrant's common stock, par value $.01 per share (the "Common Stock") were exchanged for the USTrails Common Stock pursuant to an Agreement and Plan of Merger, dated as of October 1, 1996 (the "Merger Agreement"), between the Registrant and USTrails. The exchange was registered pursuant to a Registration Statement on Form S-4, Registration No. 333-13339, originally filed with the Commission on October 3, 1996 (the "Registration Statement"). Pursuant to the Merger Agreement, each outstanding share of USTrails Common Stock was converted into one share of the Registrant's Common Stock. The information set forth under the heading "PROPOSAL II: THE REINCORPORATION MERGER" in the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") that constitutes a part of the Registration Statement, a copy of which is set forth as Exhibit 99.1 hereto, is incorporated herein by reference.

Item 3.  Securities to be Registered.

        The total number of authorized shares of Common Stock of the Registrant is 15,000,000, of which 7,383,276 are issued and outstanding as of the date hereof.

Item 4.  Description of the Registrant's Securities to Be Registered.

        The information set forth under Item 3 hereof is incorporated herein by reference. The information set forth under the heading "PROPOSAL II: THE REINCORPORATION MERGER" in the Proxy Statement/Prospectus is incorporated herein by reference.

Item 5.  Financial Statements and Exhibits.

        (a) Financial Statements. Because the capital structure and balance sheet of the Registrant immediately after the succession were substantially the same as those of USTrails, no financial statements are being filed with this Form 8-B.

        (b)  Exhibits.

Exhibit No.                             Description
-----------                             -----------

        2.1 Agreement and Plan of Merger, dated as of October 1, 1996, between the Registrant and USTrails Inc. (predecessor in interest to the Registrant) (incorporated by reference to the proxy statement/prospectus filed with the SEC on October 3, 1996 as part of the Registration Statement on Form S-4, Registration Statement No. 333-13339 (the "Registration Statement")).

        2.2 Plan of Reorganization of USTrails (which was formerly known as NACO Finance Corporation), dated October 15, 1991, as supplemented (incorporated by reference to Exhibit 2.1 to USTrails' Annual Report on Form 10-K for the year ended June 30,
                1992).

        2.3 Offer to Purchase for Cash USTrails' 12% Secured Notes due 1998 and Additional Series 12% Secured Notes due 1998 by USTrails, dated June 5, 1996 (the "Offer to Purchase") (incorporated by reference to Exhibit 99.2 to USTrails' Current Report on Form 8-K filed with the SEC on June 7, 1996).

        2.4 Supplement to the Offer to Purchase, dated June 21, 1996 (incorporated by reference to Exhibit 2.5 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        2.5 Private Placement Memorandum by USTrails offering to exchange USTrails' 12% Secured Notes due 1998 and Additional Series 12% Secured Notes due 1998 to certain holders of such notes, dated June 28, 1996 (the "Private Placement Memorandum") (incorporated by reference to Exhibit 2.6 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        2.6 Letter of Transmittal pertaining to the transmittal of USTrails' 12% Secured Notes Due 1998 and Additional Series 12% Secured Notes Due 1998 by certain holders of such notes pursuant to the exchange offer made by USTrails in the Private Placement Memorandum (incorporated by reference to Exhibit 2.7 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        2.7 Supplement to the Private Placement Memorandum, dated July 15, 1996 (incorporated by reference to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        3.1 Restated Certificate of Incorporation of the Registrant (incorporated by reference to the proxy statement/prospectus filed with the SEC on October 3, 1996 as part of the Registration Statement).

        3.2     Amended and Restated By-Laws of the Registrant.

        4.1 Form of certificate representing shares in the Registrant's Common Stock

                (incorporated by reference to Exhibit 4.1 to the Registration Statement).

        4.2 Form of Reorganization Warrant Certificate to purchase shares of Common Stock and schedule of substantially identical warrants (incorporated by reference to Exhibit 4.7 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        4.3 Letter Agreement, dated March 19, 1993, between USTrails and Carl Marks Strategic Investments, LP (incorporated by reference to Exhibit 4.18 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15,
                1993).

        4.4 Form of Warrant Certificate to purchase shares of Common Stock issued pursuant to the Exchange Agreement with certain holders of indebtedness of Thousand Trails, Inc., a former subsidiary of USTrails which has disappeared by merger into USTrails ("Old Trails") (incorporated by reference to Exhibit 4.3 to USTrails' Current Report on Form 8-K filed with the SEC on June 25, 1992) and schedule of substantially identical warrants (incorporated by reference to Exhibit 4.15 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        4.5 Warrant Agency Agreement, dated as of March 2, 1994, between USTrails and Shawmut Bank Connecticut, National Association, as Warrant Agent (incorporated by reference to Exhibit 4.4 to USTrails' Current Report on Form 8-K filed with the SEC on April 11, 1994).

        4.6 Registration Rights Agreement, dated as of December 31, 1991, regarding USTrails' Secured Notes and other securities (incorporated by reference to Exhibit 4.8 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        4.7 Registration Rights Agreement, dated as of June 12, 1992, regarding USTrails' Additional Series Secured Notes and the shares of Common Stock issuable upon the exercise of certain warrants (incorporated by reference to Exhibit 4.4 of USTrails' Current Report on Form 8-K filed with the SEC on June 25, 1992).

        4.8 Indemnification Agreement, dated as of January 14, 1993, between USTrails and the selling security holders under Registration Statement No. 33-571261 (incorporated by reference to Exhibit
                10.44 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993).

        4.9 Indenture, dated as of July 17, 1996, among USTrails, Fleet National Bank as Trustee, and certain other parties described therein, pertaining to USTrails' Senior Subordinated Pay-In-Kind Notes Due 2003 (the "Indenture") (incorporated by reference to
                Exhibit 4.36 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        4.10 First Supplemental Indenture, dated as of November 20, 1996, by and among the Registrant, each subsidiary of the Registrant named as a subsidiary guarantor therein and Fleet National Bank, as Trustee.

        4.11 Form of Senior Subordinated Pay-In-Kind Note Due 2003 (incorporated by reference to Exhibit 4.37 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        4.12 Registration Rights Agreement, dated as of July 17, 1996, between USTrails and Fleet National Bank as Trustee (incorporated by reference to Exhibit 4.38 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.1 Credit Agreement, dated as of December 31, 1991, between the Company and NACO (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended June 30, 1992).

        10.2 First Amendment to Credit Agreement, dated as of May 20, 1993, between the Company and NACO (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the year ended June 30, 1993).

        10.3 Second Amendment to Credit Agreement, dated as of November 10, 1994, between the Company and NACO (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended June 30, 1995).

        10.4 Amended and Restated Promissory Note, dated as of November 10, 1994, pursuant to which the Company provides a $40,000,000 revolving credit facility to NACO (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended June 30, 1995).

        10.5 Amended and Restated Promissory Note, dated as of November 10, 1994, pursuant to which the Company provided a $10,765,000 term loan to NACO (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended June 30,
                1995).

        10.6 Guaranty, dated as of December 31, 1991, pursuant to which the subsidiaries of NACO guaranteed certain amounts that NACO owes the Company (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993).

        10.7 Release From Guaranty, dated as of May 31, 1993, among certain subsidiaries of the Company, the Company, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 10.56 to the Company's Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993).

        10.8 Release under Credit Agreement and Security Agreement, dated as of May 31, 1993, among certain subsidiaries of USTrails, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 10.57 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993).

        10.9 Security Agreement, dated as of December 31, 1991, pursuant to which NACO granted to USTrails a security interest in substantially all of its personal and real property including the pledge of NACO's stock in its subsidiaries as required by the credit agreement between USTrails and NACO (incorporated by reference to Exhibit 10.31 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        10.10 First Supplement and Amendment to Security Agreement, dated as of May 20, 1993, among NACO and certain of its subsidiaries, RPI, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit
                10.53 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993).

        10.11 Form of Mortgage from NACO and its subsidiaries to USTrails pursuant to the credit agreement between USTrails and NACO (incorporated by reference to Exhibit 10.32 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992), and schedule of documents substantially identical to the Form of Mortgage (incorporated by reference to Exhibit 10.55 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993).

        10.12 Form of First Amendment to Mortgage from NACO and its subsidiaries to USTrails amending certain terms of a Mortgage that previously granted a beneficial security interest in certain property to USTrails pursuant to the credit agreement between USTrails and NACO, and schedule of documents substantially identical to the Form of First Amendment to Mortgage (incorporated by reference to Exhibit 10.13 to USTrails' Annual Report on Form 10-K for the year ended June 30,
                1995).

        10.13 Loan and Security Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation (incorporated by reference to Exhibit 10.19 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.14 Secured Promissory Note (Account Note), dated July 10, 1996, between USTrails and Foothill Capital Corporation (incorporated by reference to Exhibit 10.20 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.15 Secured Promissory Note (Term Note), dated July 10, 1996, between USTrails and Foothill Capital Corporation (incorporated by reference to Exhibit 10.21 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.16 Form of Pledge and Security Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation, and schedule of documents substantially identical to the form of Pledge and Security Agreement (incorporated by reference to Exhibit 10.22 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.17 Form of Mortgage, dated as of July 10, 1996, to grant liens to Foothill Capital Corporation to secure USTrails' obligations under the Credit Agreement with Foothill, and schedule of documents substantially identical to the form of Mortgage (incorporated by reference to Exhibit 10.23 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.18 Form of Assignment of Indebtedness and Mortgage, dated as of July 10, 1996, transferring the liens securing certain indebtedness that NACO owes to USTrails to Foothill Capital Corporation under the Credit Agreement with Foothill, and schedule of documents substantially identical to the form of Assignment of Indebtedness and Mortgage (incorporated by reference to Exhibit 10.24 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.19 Form of Subordination Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation, subordinating the security interests under the credit agreement between USTrails and NACO to the security interests under the Credit Agreement with Foothill, and schedule of documents substantially identical to the form of Subordination Agreement (incorporated by reference to Exhibit 10.25 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.20 USTrails' 1991 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.40 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        10.21 USTrails' 1993 Stock Option and Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.22 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993).

        10.22 USTrails' 1993 Director Stock Option Plan (incorporated by reference to Exhibit 10.23 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993).

        10.23 Amendment No. 1 to USTrails' 1991 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996).

        10.24 Amendment No. 1 to USTrails' 1993 Stock Option and Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996).

        10.25 Amendment No. 1 to USTrails' 1993 Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996).

        10.26 Stock Option Agreement, dated as of August 1, 1996 between USTrails and William J. Shaw.

        10.27 Assumption of Obligations, dated as of November 20, 1996, by the Registrant, assuming the obligations of USTrails under the USTrails Inc. 1991 Employee Stock Incentive Plan, as amended; the USTrails Inc. 1993 Stock Option and Restricted Stock Purchase Plan, as amended; the USTrails Inc. 1993 Director Stock Option Plan, as amended; Warrant Certificates originally issued on December 31, 1991, June 12, and March 2, 1994 to May 16, 1995; and the Stock Option Agreement, dated as of August 1, 1996, between USTrails and William J. Shaw.

        10.28 Employment Agreement, dated as of May 11, 1995, between USTrails and William J. Shaw, and related Standby Letter of Credit, dated September 22, 1995, issued by The Bank of California, N.A., for the benefit of Mr. Shaw, and Letter, dated September 20, 1995, from The Wyatt Company, regarding Mr. Shaw's Employment Agreement (incorporated by reference to Exhibit 10.25 to USTrails' Annual Report on Form 10-K for the year ended June 30,
                1995).

        10.29 Letter dated June 29, 1996, from William J. Shaw to USTrails, regarding Mr. Shaw's election to receive the Enterprise Bonus payable under his Employment Agreement, and Letter, dated July 8, 1996, from Deloitte & Touche LLP, regarding the computation of the amount of the Enterprise Bonus payable to Mr. Shaw under his Employment Agreement (incorporated by reference to Exhibit
                10.30 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1996).

        10.30 Amended and Restated Employment Agreement, dated as of September 10, 1992, among NACO, Old Trails, RPI, and William F. Dawson (incorporated by reference to Exhibit 10.49 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1993), and Letter, dated December 1, 1995, from RPI to William F. Dawson, regarding certain compensation arrangements (incorporated by reference to Exhibit 10.4 to USTrails' Quarterly on Form 10-Q for the quarter ended December 31, 1995).

        10.31 Amended and Restated Employment Agreement, dated as of December 2, 1992, among USTrails, NACO, Old Trails, and Walter B. Jaccard (incorporated by reference to Exhibit 10.1 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31,
                1992), and amendment dated November 15, 1994 (Incorporated by reference to Exhibit 10.30 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995), and amendment dated December 7, 1995 (incorporated by reference to Exhibit 10.1 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).

        10.32 Amended and Restated Employment Agreement, dated as of October 21, 1993, between USTrails and Harry J. White, Jr. (incorporated by reference to Exhibit 99.3 to USTrails' Quarterly Report on Form l0-Q for the quarter ended September 30, 1993), and amendment dated December 7, 1995 (incorporated by reference to Exhibit 10.2 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).

        10.33 Employment Agreement, dated as of August 31, 1995, between USTrails and R. Gerald Gelinas (incorporated by reference to
                Exhibit 10.32 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995).

        10.34 Indemnification Agreement, dated as of February 18, 1992, between USTrails and Andrew Boas (incorporated by reference to Exhibit 10.23 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992), and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.33 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995).

        10.35 Indemnification Agreement, dated as of September 1, 1995, between Old Trails and William J. Shaw, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.36 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.36 Indemnification Agreement, dated as of September 1, 1995, between NACO and William J. Shaw, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.37 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.37 Indemnification Agreement, dated as of May 8, 1991, between USTrails and Donald W. Hair, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.38 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.38 Lease, dated February 24, 1994, as amended, between Carter-Crowley Properties, Inc. as lessor, and USTrails as lessee, relating to USTrails' offices in Dallas, Texas (incorporated by reference to Exhibit 10.35 to USTrails' Annual Report on Form 10-K for the year ended June 30,1994).

        10.39 Lease, dated October 7, 1987, as amended, between Hardy Court Shopping Center, Inc. as lessor, and NACO as lessee, relating to NACO's offices in Gautier, Mississippi (incorporated by reference to Exhibit 10.36 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994).

        10.40 Grantor Trust Agreement, dated as of September 30, 1991, between The Bank of California, N.A. and Old Trails (incorporated by reference from Old Trails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-9246).

        10.41 Grantor Trust Agreement, dated as of September 30, 1991, between The Bank of California, N.A. and NACO (incorporated by reference to Exhibit 10.43 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        10.42 Grantor Trust Agreement, dated May 8, 1991, between USTrails and Texas Commerce Bank, N.A. (the "TCB Trust Agreement") (incorporated by reference to Exhibit 10.41 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        10.43 Supplement to Grantor Trust Agreement, dated as of November 20, 1996, by the Registrant in favor of Texas Commerce Bank, N.A. supplementing the TCB Trust Agreement.

        10.44 Supplement and Succession Agreement to Grantor Trust Agreement, dated as of October 13, 1992, among The Bank of California, N.A., Texas Commerce Bank, National Association, USTrails, and certain beneficiaries under the Grantor Trust Agreement (incorporated by reference to Exhibit 10.51 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993).

        10.45 Trust Agreement, dated as of July 22, 1992, establishing USTrails' Flexible Benefits Plan Trust Fund (incorporated by reference to Exhibit 10.45 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992).

        10.46 USTrails Inc. Employee Savings Trust, dated as of July 1, 1994, between USTrails and its subsidiaries and The Bank of California, N.A., as trustee (incorporated by reference to Exhibit 10.42 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994).

        10.47 Tax Allocation Agreement, dated as of September 10, 1992, between USTrails and RPI (incorporated by reference to Exhibit
                99.6 to USTrails' Quarterly Report on Form 10-Q for the quarter ended September 30, 1993).

        10.48 Tax Allocation Agreement, dated as of July 1, 1991, between USTrails and NACO (incorporated by reference to Exhibit 10.44 to USTrails' Annual Report on Form 10-K for the year ended June 30,
                1994).

        10.49 Tax Allocation Agreement, dated as of October 29, 1993, between USTrails and Wilderness Management (incorporated by reference to Exhibit 10.46 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994).

        10.50 Sample form of current Membership Contract (incorporated by reference to Exhibit 10.20 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996).

        10.51 Form of Subordination Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation, subordinating the security interests under the credit agreement between USTrails and NACO to the security interests under the Credit Agreement with Foothill, and schedule of documents substantially identical to the form of Subordination Agreement (incorporated by reference to Exhibit 10.25 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1996).

        21.1    Subsidiaries of the Registrant.

        99.1 Proxy Statement/Prospectus of USTrails, dated October 10, 1996, delivered to shareholders of USTrails and included as part of the Registration Statement on Form S-4, Registration Statement No. 333-13339.

                           [SIGNATURE ON NEXT PAGE]

                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  November 27, 1996               THOUSAND TRAILS, INC.


                                        By:   /s/ Walter B. Jaccard
                                            -------------------------------

                                        Name:   Walter B. Jaccard
                                              -----------------------------

                                        Title:   Vice President
                                               ----------------------------